Exhibit 4.1
AUTHORIZING RESOLUTIONS
               These Authorizing Resolutions relate to $250,000,000 aggregate principal amount of 6.750% Senior Notes due 2019 to be issued in accordance with the indenture dated as April 20, 2009 (as amended and supplemented, the “Indenture”) among Toll Brothers Finance Corp. (the “Issuer”), Toll Brothers, Inc. (the “Company”) and the other Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). Capitalized terms not otherwise defined herein but used below shall have the meanings given to them in the Indenture.
               PARAGRAPH 1. The title of the senior notes (the “Notes”) shall be “6.750% Senior Notes due 2019” (the “Notes”).
               PARAGRAPH 2. The aggregate principal amount at maturity of the Notes which shall be authenticated and delivered under the Indenture, shall be $250,000,000 (except for any Notes authenticated and delivered upon registration of the transfer of, or in exchange for, or in lieu of other Notes pursuant to the terms of the Indenture); provided, however, that the Notes may be reopened for issuances of an unlimited amount of additional Notes at any time in accordance with the terms of the Indenture. The Notes will be issued only in fully registered form without interest coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
               PARAGRAPH 3. The principal amount of the Notes is due and payable in full on November 1, 2019, subject to earlier redemption as referred to in the Indenture.
               PARAGRAPH 4. Interest on the Notes shall accrue at a rate of 6.750% per annum (computed on the basis of a 360-day year of twelve 30-day months), from September 22, 2009 to maturity or early redemption; and interest will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2010, to the Holders in whose names such Notes are registered at the close of business on April 15 and October 15, as the case may be, preceding such interest payment date
               PARAGRAPH 5. The Issuer may, at its option, redeem the Notes, in whole at any time or in part from time to time, providing notice pursuant to Section 3.03 of the Indenture, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 50 basis points (0.50%). The Issuer will also accrue interest on the Notes to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

               If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.
               As used in this Paragraph 5, the following terms shall have the respective meanings set forth below:
“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.
“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such price on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Reference Treasury Dealer” means (A) Banc of America Securities LLC, J.P. Morgan Securities Inc. or Citigroup Global Markets Inc. (or their respective affiliates that are Primary Treasury Dealers (as defined below)), and any successor; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Issuer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.
“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption;

provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
               PARAGRAPH 6. If a Change of Control Repurchase Event occurs, unless the Issuer has previously exercised its right to redeem the Notes as described above, the Issuer will make an offer to each Holder of Notes to repurchase all or any part (in amounts of $2,000 or in integral multiples of $1,000 in excess thereof) of that Holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of repurchased Notes plus any accrued and unpaid interest on the repurchased Notes to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at the Issuer’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Issuer will mail a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions herein, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions herein by virtue of such conflict.
          On the Change of Control Repurchase Event payment date, the Issuer will, to the extent lawful:
•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Issuer’s offer;

•	deposit with the Paying Agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes being purchased by the Issuer.

          The Paying Agent will promptly mail to each Holder of properly tendered Notes the purchase price for the Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.
          The Issuer will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn under its offer.
          As used in this paragraph 6, the following terms shall have the respective meanings set forth below:
“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade (defined below) by all three Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
“Change of Control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock (defined below), measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a wholly owned subsidiary of a holding company and (2) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
“Fitch” means Fitch Ratings, Ltd., a division of Fitch Inc.
“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.
“Rating Agency” means (1) each of Moody’s, Fitch and S&P; and (2) if any of Moody’s, Fitch or S&P ceases to rate the Senior Notes or fails to make a rating of the Senior Notes publicly available (for reasons outside of our control), a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, Fitch or S&P, or all three, as the case may be.
“Moody’s” means Moody’s Investor Services, Inc.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.
“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
               PARAGRAPH 7. Principal of and interest on the Notes shall be payable in accordance with Section 1 and 2 of the Notes.
               PARAGRAPH 8. The Notes shall not be convertible into the Issuer’s or any of the Guarantors’ common stock.
               PARAGRAPH 9. Neither the Notes nor the Guarantees shall be secured.
               PARAGRAPH 10. As used in the Indenture, the following terms shall have the respective meanings set forth below:
“Attributable Debt” means, in respect of a Sale and Lease-back Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding senior notes of all series issued by the Issuer, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.
“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Issuer, the Company and the other Guarantors under accounting principles generally accepted in the United States (less applicable reserves and other properly deductible items) after deducting therefrom: (1) all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106; (2) investments in subsidiaries that are not Restricted Subsidiaries; and (3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other tangible assets.
“Existing Indentures” means (1) the Indenture dated as of November 22, 2002, among the Issuer, the guarantors named therein and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee, as amended and supplemented by the First Supplemental Indenture through the Seventeenth Supplemental Indenture and as may be further amended and supplemented and (2) the Indenture dated as of April 20, 2009, among Toll Brothers Finance, the guarantors named therein and The Bank of New York Mellon, as trustee, as amended and supplemented by the resolutions dated as of April 20, 2009 authorizing the 8.910% Senior Notes due 2017.
“Sale and Lease-back Transaction” means a sale or transfer made by the Issuer, the Company or a Restricted Subsidiary (except a sale or transfer made to the Issuer, the Company or another Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Issuer, the Company or a Restricted Subsidiary for more than a three-year term.
“Secured Debt” means any Indebtedness which is secured by (i) a Security Interest in any of the property of the Issuer, the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Issuer, the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Issuer, the Company or a Restricted Subsidiary in a

partnership or other entity not organized as a corporation or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Issuer, the Company or a Restricted Subsidiary has an equity interest; provided that “Secured Debt” shall not include Non-Recourse Indebtedness, as such categories of assets are determined in accordance with accounting principles generally accepted in the United States. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.
“Security Interests” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.
               PARAGRAPH 11. The Notes shall be entitled to the benefit of each of the covenants in Article 4 of the Indenture and each of the following additional covenants (each of which is deemed to be a provision of the Indenture and, when referred to as a provision of the Indenture, shall be identified by reference to the Section number which is set forth immediately preceding such covenant):
Section 4.06. Restrictions on Secured Debt.
               The Issuer and the Company shall not, and shall not cause or permit a Restricted Subsidiary to, create, incur, assume, or guarantee any Secured Debt unless the Notes will be secured equally and ratably with (or prior to) such Secured Debt; provided, however, that this Section 4.06 does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:
     (1) Security Interests in model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat or thereon;
     (2) Security Interests in property at the time of its acquisition by the Issuer, the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Security Interests secure obligations assumed by the Issuer, the Company or a Restricted Subsidiary, or in the property of a corporation or other entity at the time it is merged into or consolidated with the Issuer, the Company or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects the property of the Issuer, the Company or a Restricted Subsidiary prior to such transaction);
     (3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Issuer, the Company or a Restricted Subsidiary;

     (4) Security Interests incurred in connection with pollution control, industrial revenue, water, sewage or any similar item; and
     (5) Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Issuer, the Company or to another Restricted Subsidiary that is wholly-owned (directly or indirectly) by the Company or Security Interests securing the Issuer’s Indebtedness owing to a Guarantor.
               Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding, in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.
               In addition, the Issuer and the Guarantors may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) above and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Lease-back Transactions (excluding Attributable Debt in respect of Sale and Lease-back Transactions as to which the provisions of clauses (1) through (3) of Section 4.07 “Restrictions on Sale and Lease-back Transactions” have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.
               The provisions of this Section 4.06 with respect to limitations on Secured Debt are not applicable to Non-Recourse Indebtedness and will not restrict or limit the Issuer’s or any Guarantor’s ability to create, incur, assume or guarantee any unsecured Indebtedness, or the ability of any subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.
Section 4.07. Restrictions on Sale and Lease-back Transactions.
               The Issuer and the Company shall not, and shall not permit a Restricted Subsidiary to, enter into any Sale and Lease-back Transaction, unless:
     (1) notice is promptly given to the Trustee of the Sale and Lease-back Transaction;
     (2) fair value is received by the Issuer, the Company or the relevant Restricted Subsidiary for the property sold (as determined in good faith by the Company communicated in writing to the Trustee); and
     (3) the Issuer, the Company or a Restricted Subsidiary, within 365 days after the completion of the Sale and Lease-back Transaction, applies, or enters into a definitive agreement to apply within such 365-day period, an amount equal to the net proceeds of such Sale and Lease-back Transaction (x) to the redemption, repayment or retirement of (a) Securities of any Series under the Existing

Indentures (including the cancellation by the Trustee of any securities of any series delivered by the Issuer to the Trustee), (b) Indebtedness of the Issuer that ranks equally with the Notes or (c) Indebtedness of any Guarantor that ranks equally with the Guarantee of such Guarantor, and/or (y) to the purchase by the Issuer, the Company or any Restricted Subsidiary of property used in their respective trade or businesses.
               This Section 4.07 will not apply to a Sale and Lease-back Transaction that relates to a sale of a property that occurs within 180 days from the later of (x) the date of acquisition of the property by the Issuer, the Company or a Restricted Subsidiary, (y) the date of the completion of construction of that property or (z) the date of commencement of full operations on that property. In addition, the Issuer and the Guarantors may, without complying with the above restrictions, enter into a Sale and Lease-back Transaction if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) described in Section 4.06 “Restrictions on Secured Debt” and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Lease-back Transactions (excluding Attributable Debt in respect of Sale and Lease-back Transactions as to which the provisions of clauses (1) through (3) of this Section 4.07 have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.
               PARAGRAPH 12. Except as otherwise indicated, each reference herein to a “Paragraph” shall refer to a Paragraph hereof, and each reference herein to a “Section shall refer to a Section of the Indenture.